AMIWORLD, INC.

60 E. 42nd Street, Suite 1225

New York, NY 10165

September 27, 2007

VIA EDGAR ONLY

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn; Brigitte Lippmann, Esq.

RE:	Amiworld, Inc.;
Form SB-2;
SEC File No. 333-145991

Dear Ms. Lippmann:

In relation to the above referenced Registrant’s request for accelerated effectiveness of the above referenced Registration Statement (the “Registration Statement”), please be advised that:

(a)         Amiworld, Inc. (the “Issuer”) acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its Registration Statement.

(b)        Should the Commission or the staff acting pursuant to delegated authority declare the Registration Statement effective, the Issuer acknowledges that such effectiveness does not foreclose the Commission from taking any action with respect to the Registration Statement. The Issuer further acknowledges that the action of the Commission or the staff acting pursuant to delegated authority in declaring the Registration Statement effective does not release the Issuer from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement.

(c)         The staff comments or changes to disclosure in response to staff comments in the Registration Statement reviewed by the staff do not foreclose the Commission from taking any action with respect to the Registration Statement; and

(d)        The Issuer acknowledges that the Issuer may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours very truly,

AMIWORLD, INC.

s/Mamoru Saito

Mamoru Saito

Chief Executive Officer